Pine Ridge Project Significantly Expanded

Winnipeg, Manitoba, Canada, April 29, 2025 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (Nasdaq: LITM) ("Snow Lake"), a uranium exploration and development company, announces that Snow Lake's joint venture with Global Uranium and Enrichment Limited ("GUE") has significantly expanded the Pine Ridge Uranium Project ("Pine Ridge") landholding in the Powder River Basin in Wyoming.

Highlights

  Pine Ridge landholding expanded by circa 85%, including 937 new claims staked covering approximately 7,045 hectares (17,408 acres) of previously unclaimed Federal mineral parcels
  Additional staked claims expand and enhance the Pine Ridge landholding, which now totals approximately 15,130 hectares (37,387 acres)

CEO Remarks

"The expansion of the landholding at Pine Ridge is a strategic step with our joint venture partner Global Uranium and Enrichment Limited to enhance our position in the Powder River Basin" said Frank Wheatley, CEO of Snow Lake. "We look forward to shortly starting the 2025 exploration season at Pine Ridge across this expanded footprint in order to start unlocking the full value of Pine Ridge."

Pine Ridge Uranium Project

The Pine Ridge Uranium Project is an advanced In-Situ Recovery (ISR) uranium project located in the southwestern Powder River Basin of Wyoming, the premier U.S. uranium basin.  Historically, the Powder River Basin is the most significant area for uranium production in the U.S. primarily via ISR production methods.  The Project is surrounded by existing uranium projects held by UEC and Cameco and is also located only ~15km from Cameco's Smith Ranch Mill which has licensed capacity of 5.5Mlbs U3O8 p.a.  The Smith Ranch mill is one of the largest uranium production facilities in the U.S.

Historical drilling conducted by the vendors and prior operators of Pine Ridge, combined with recent geological modelling, highlights the strong potential for further uranium mineralisation in these areas.  In particular, updated modelling of redox boundaries suggests a substantial increase in prospective strike length, from approximately 225 km to nearly 435 km as shown in Figure 2.

Figure 1: Pine Ridge New Mineral Claims and Adjacent Projects

Figure 2: Pine Ridge Redox Boundaries

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian mineral exploration company listed on Nasdaq:LITM, with a global portfolio of critical mineral and clean energy projects.  The Pine Ridge Uranium project is an exploration stage project located in Wyoming, United States, and the Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia.  Snow Lake also holds a portfolio of additional exploration stage critical minerals projects located in Manitoba.  Learn more at www.snowlakeenergy.com.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact and Information Frank Wheatley, CEO	Investor Relations Investors: ir@snowlakelithium.com Website: www.snowlakeenergy.com	Follow us on Social Media Twitter: www.twitter.com/SnowLakeEnergy LinkedIn: www.linkedin.com/company/snow-lake-energy